EXHIBIT 11

                         IMATION CORP. AND SUBSIDIARIES
            COMPUTATION OF COMMON SHARES AND COMMON SHARE EQUIVALENTS
                                  (IN MILLIONS)
                                   (UNAUDITED)


Year ended December 31,                                                               1996       1995     1994
------------------------                                                              ----       ----     ----
Weighted average number of shares outstanding during the period (a) ...............   42.1       42.0     42.3

Weighted average number of shares held by the ESOP not committed to be released ...   (0.8)      --       --

Common share equivalents resulting from the assumed exercise of stock options (b)..    0.2       --       --
                                                                                      ----       ----     ----

Total common shares and common share equivalents ..................................   41.5(c)    42.0     42.3


Notes to Exhibit:

(a) Prior to July 1, 1996, the Company was not a separate, independent company, but rather was comprised of the businesses operated within 3M's data storage and imaging groups. As such, the number of shares used to compute earnings per share for the periods prior to July 1, 1996 are based on one-tenth of the average 3M shares outstanding based on the distribution ratio of one share of the Company's common stock for every ten shares of 3M common stock held on the record date.

(b) Common share equivalents for the year ended December 31, 1996 are computed by the "treasury stock" method. This method first determines the number of shares issuable under stock options that have an option price below the average market price for the period, and then deducts the number of shares that could have been repurchased with the proceeds of options exercised. Common share equivalents for primary and fully diluted earnings per share were essentially equivalent.

(c) Common share equivalents for the year ended December 31, 1996 are not material. As a result, earnings per share have been computed using the weighted average number of shares outstanding less the weighted average number of shares held by the ESOP not committed to be released.